Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Immuron Limited (ASX: IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Daniel Pollock
Date of Last Notice:	4 July 2022

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	8 and 12 March 2024
No. of securities held prior to change	see table below
Class	Fully Paid Ordinary Shares Unlisted Options
Number acquired	see table below
Number disposed	see table below

No. of securities held prior to change:

	Shares	Options
Direct	643,550	1,800,000
Indirect	174,480	-
Total	**818,030**	**1,800,000**

Number acquired:

	Shares	Options
Direct	a) 200,000	-
Indirect	-	-
Total	**200,000**	-

Number disposed:

	Shares	Options
Direct	b) 200,000	a) 200,000
Indirect	-	-
Total	**200,000**	**200,000**

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) A$0.12 per share. b) A$0.157 per share
No. of securities held after change	(see table below)
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	a) Exercise of Unlisted Options 12 Mar 2024 b) On-market trade 8 Mar 2024

No. of securities held after change:

	Shares	Options
Direct	643,550	1,600,000
Indirect	174,480	-
Total	**818,030**	**1,600,000**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A